ORION ENERGY SYSTEMS, INC.
2210 Woodland Drive
Manitowoc, Wisconsin 54220
June 24, 2011
VIA EDGAR AND OVERNIGHT MAIL
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Re:	Orion Energy Systems, Inc. (OESX; File No. 1-33887) — Request for Waiver Regarding Proposed Format of Potential Financial Statement Restatements
Mr. Spirgel:
          We are writing to request that the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) grant a waiver regarding our proposed format for our potential financial statement restatements. As you are aware, on June 15, 2011, we submitted a letter to the Office of the Chief Accountant of the SEC (the “OCA Letter”) requesting a consultation regarding the proper accounting treatment for our customer financing transactions for the sale of our energy-efficient lighting systems through the use of lease-type energy supply contracts we call Orion Throughput Agreements (“OTAs”). As set forth in the OCA Letter, on June 9, 2011, we, together with our independent registered public accounting firm and a third party independent accounting firm, concluded that generally accepted accounting principles require us to account for our transactions under our historical OTAs as sales-type leases instead of our current accounting treatment of such transactions as operating leases. The OCA Letter requests that the Office of the Chief Accountant not object to our conclusion.
          If the Office of the Chief Accountant does not object to our determination that sales-type accounting treatment for our historical OTA contracts is appropriate, then we will be required to restate our financial statements for fiscal 2010 (including each fiscal quarter therein) and for our first three quarters of fiscal 2011, as well as the recently reported preliminary results for our fourth quarter of fiscal 2011 and our full fiscal year 2011.
          Since we have not yet filed our Annual Report on Form 10-K for our fiscal 2011 year ended March 31, 2011 pending the decision of the Staff with respect to the OCA Letter, we hereby request that the Staff grant us a waiver permitting us to include all of our restated financial statements mentioned above in our Annual Report on Form 10-K for the fiscal 2011 year ended March 31, 2011 without amending our prior reports. In our fiscal 2011 Form 10-K, we would also highlight the material changes to our Management’s Discussion and Analysis for the applicable quarterly and annual periods as a result of the restatements.

June 24, 2011

          We recognize that the Securities Exchange Act of 1934, as amended, requires us to file reports with the SEC and to determine the accuracy and the adequacy of the information provided in those reports and that, generally, previously filed reports containing financial statements determined to be materially misstated require amendment. However, we believe that the filing of numerous amendments may impact the ability of a reader of our financial statements to easily and fully understand the impact of our restatements as we would be required to amend six Form 10-Qs for the quarterly periods ended June 30, 2009 through December 31, 2010 as well a Form 10-K for the fiscal year ended March 31, 2010. We believe that restating all of our financial statements in our Annual Report on Form 10-K for our fiscal 2011 year ended March 31, 2011 would provide investors with one filing that allows them to easily and fully understand the impact of the restatements without having to review multiple filings. Furthermore, amending all of our previously filed reports would be extremely burdensome.
          Accordingly, we respectfully request that the Staff grant a waiver regarding our proposed format of our potential financial statement restatements by including of all of our restated financial statements and related disclosures in our upcoming Form 10-K for the fiscal 2011 year ended March 31, 2011 filing without amending our prior reports.
          Please contact me at 920-892-5454 if you have any questions regarding this letter or need additional information.

Thank you very much, Scott R. Jensen Chief Financial Officer

cc:	Michael Henderson
Terry French
  Securities and Exchange Commission
Neal R. Verfuerth
Michael Altschaefl
Marc Meade
  Orion Energy Systems, Inc
Bert Fox
Chris Timm
  Grant Thornton LLP
Steven R. Barth
Foley & Lardner LLP

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